ANDREW M. JOHNSON VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY	DIRECT DIAL: +1 803.326.4003

July 12, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Stephen Krikorian

Re:	3D Systems Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 25, 2013

Form 8-K Filed on April 30, 2013 File No. 001-34220

Gentlemen:

On behalf of 3D Systems Corporation (the “Company”), I hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced filings set forth in its comment letter dated July 2, 2013 (the “Comment Letter”).

In connection with its response, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For convenience of reference, I have set forth below the text of each comment in the Comment Letter in bold, italicized text before the response to the comment. In addition, I have conformed the section heading and paragraph numbers to those in the Comment Letter.

U.S. Securities and Exchange Commission

July 12, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1.	We note your response to prior comment 2 and continue to believe that you should disclose the amount of cash and investments that are currently held by your foreign subsidiaries and the impact of repatriating the undistributed earnings.

In response to the Staff’s comment, we will, in future filings, disclose the amount of cash and investments that are currently held by our foreign subsidiaries and the potential impact of repatriating the undistributed earnings where appropriate.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

2.	We note your response to prior comment 3. Please quantify and clarify how you account for transactions in which your resellers purchase printers for their inventory. In addition, explain in greater detail the nature of certain situations whereby the reseller receives a commission for facilitating a transaction between you and the customer. As part of your response, cite the accounting guidance that you relied upon.

We recognize revenue on sales to resellers at the time of sale when both title and risk of loss have passed to the reseller, and we have completed our obligations related to the sale. Our terms and conditions with our resellers are similar to those offered to a third party insofar as there is no right of return, the warranty start period is the same for a reseller and a third party and payment is expected according to the credit terms independent of when the reseller sells the printer. Pursuant to ASC 605-15-25-1 and 3, we recognize revenue when persuasive evidence of a sales arrangement exists, delivery has occurred or services are rendered, the sales price or fee is fixed or determinable and collectability is reasonably assured.

U.S. Securities and Exchange Commission

July 12, 2013

Sales of these products are recognized in accordance with ASC 605-25, “Multiple-Element Arrangements.” The allocated revenue for each deliverable is then recognized based on relative fair values of the components of the sale, consistent within the scope of Financial Accounting Standards Board ASC 605 Revenue. Revenue is recognized when the printer or hardware is sold. The related warranty revenue is deferred as we provide maintenance for periods of up to a year, and this revenue recognized ratably, on a straight-line basis over the period of the warranty. We recognize costs associated with the warranty as they are incurred.

Although resellers generally do not stock printer inventory there are times when certain resellers buy printers in anticipation of expected future sales. This activity is atypical of our reseller network. The amount of revenue associated with these sales is not material and is estimated to be less than 2% of our revenues in each period from 2010 to 2012.

In certain situations, we have commission arrangements with representatives who may promote certain products within certain regions. Though the products are purchased directly from us, the representative receives a commission for promoting and marketing our products. Sales of these products are recognized as gross revenues accordance with ASC 605-45-45, “Principal Agent Considerations” as:

1.	We are the primary obligor in the arrangement as we are responsible for providing or supplying the product or service;

2.	We have the general inventory risk as we have the unmitigated general inventory risk related to the product;

3.	We have the latitude in establishing the price as we establish the exchange price with the end user;

4.	We perform part of the service as we are primarily responsible for fulfillment;

5.	We have supplier discretion as we determine how the product or services are supplied;

6.	We are involved in the determination of product or service specifications as we determine the nature, type, characteristics or specifications of the product or service ordered; and

7.	We have the credit risk as we assume the credit risk for these transactions.

U.S. Securities and Exchange Commission

July 12, 2013

3.	We note your response to prior comment 5. Please consider revising your disclosure to clearly indicate that product sales (e.g., printers) are recognized upon delivery. That is, your disclosure states that “each deliverable is recognized ratably.”

We acknowledge the Staff’s comment, and we will delete “ratably” from the description of revenue recognition for printers in future filings where appropriate.

Note 20. Income Taxes, page F-36

4.	Your response to prior comment 10 indicates that you believe a calculation of the deferred tax liability associated with your undistributed earnings is impracticable at this time. Please tell us what consideration you gave to including a statement that such determination is not practicable. We refer you to ASC 740-30-50-2(c).

In response to the Staff’s comment, if the calculation of the deferred tax liability associated with our undistributed earnings is impracticable, a statement to that effect will be included in future disclosures in accordance with ASC 740-30-50-2(c).

Form 8-K filed on April 30, 2013

5.	We note your presentation of non-GAAP consolidated statements of operations in response to prior comment 13. We believe the presentation of a non-GAAP operating statement may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.), provided each one complies with Item 10 of Regulation S-K. We refer you to Question 102.10 of the Compliance & Disclosure Interpretations Regarding Non-GAAP Financial Measures.

We acknowledge the Staff’s comment, and we will substitute only the individual non-GAAP measures for this presentation in future filings where appropriate.

* * * * * *

U.S. Securities and Exchange Commission

July 12, 2013

We appreciate the Staff’s availability by phone to further assist the company and trust that the foregoing adequately responds to the comments.

Please do not hesitate to contact me at (803) 326-4003 if you have any questions regarding our responses. We welcome the opportunity to discuss these matters with the Staff, with the objective of resolving any remaining concerns to your satisfaction.

Very truly yours,

/s/ Andrew M. Johnson
Andrew M. Johnson
Vice President, General Counsel and Secretary

cc:	Abraham N. Reichental

Damon J. Gregoire